DEBORAH BIELICKE EADES
312-609-7661
deades@vedderprice.com
VEDDER, PRICE P.C.

222 NORTH LASALLE STREET

CHICAGO, ILLINOIS 60601

312-609-7500

FAX: 312-609-5005
CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

February 28, 2008
VIA E-MAIL AND EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene, Senior Counsel

Re:	Calamos Strategic Total Return Fund
File Nos. 333-146943 and 811-21484
Calamos Convertible Opportunities and Income Fund
File Nos. 333-146945 and 811-21080
Calamos Convertible and High Income Fund
File Nos. 333-146947 and 811-21319
Calamos Global Total Return Fund
File Nos. 333-146944 and 811-21547
To the Commission:
     On behalf of the above-referenced funds (each, a “Fund” and together, the “Funds”) and pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”), Pre-Effective Amendment No. 3 to each Fund’s Registration Statement on Form N-2 relating to the offering by each Fund of common, preferred or debt securities in one or more offerings on an immediate, continuous or delayed basis (each, an “Amendment” and together, the “Amendments”) will be filed on or about February 28, 2008 with the Securities and Exchange Commission (the “Commission”). The purpose of the Amendments is to respond to comments received from the Commission staff and to complete certain information required by Form N-2.
     The Funds received oral comments on Pre-Effective Amendment No. 2 to each of the Registration Statements as filed with the Commission on February 22, 2008 in a telephone conference between Robert Dixon of Vedder Price P.C. and Mr. Larry L. Greene of the Commission staff on February 26, 2008. The following sets forth those comments and the Funds’ responses thereto.

VedderPrice
United States Securities and Exchange Commission
February 28, 2008

1. Comment: Global Total Return Fund defines a “foreign issuer” as a foreign government or a company organized under the laws of a foreign country. Explain to the staff how a foreign issuer being organized under the laws of a foreign country demonstrates that the issuer is economically tied to that jurisdiction.
     Response: The Fund is a global fund and does not emphasize a particular geographic region. The Fund believes that an issuer’s domicile outside the United States is an objective measure and a strong indication that the issuer has significant ties outside the United States. Issuers organized outside the United States have relatively little incentive to subject themselves to the securities, tax and other laws of the United States. A foreign issuer organized under the laws of a foreign country is subject to the currency, socio-economic and political risks of that jurisdiction, including nationalization. Issuers located outside the United States are subject to tax, accounting and regulatory requirements of its place of domicile and any additional jurisdictions or exchanges in which its securities are sold or traded. Accordingly, the Fund believes that issuers organized outside the United States are likely to have significant economic, and other, ties outside the United States.
2. Comment: With respect to the fee table in the Funds’ prospectuses, explain to the staff for which Funds the adviser contractually waives a portion of its fees.
     Response: With respect to each of Convertible Opportunities and Income Fund and Convertible and High Income Fund, Calamos has contractually agreed to waive a portion of its management fee. The contractual fee waiver is reflected as a line item in the fee table for each Fund and is further explained in footnote 5 to the fee table. There are no contractual fee waiver arrangements in place for either Strategic Total Return Fund or Global Total Return Fund, and, accordingly, no line item in the fee table or corresponding footnote has been included in the “Summary of Fund Expenses” section of the Fund’s prospectus.
3. Comment: Please supplement the auction rate risk disclosure in the prospectuses for the Funds to discuss the risks associated with, and potential results of, auction failure and that common shareholders bear the risk of increased leverage costs resulting from a failed auction.
     Response: The following disclosure has been added to the “Auction Risk” section of each prospectus (applicable to preferred shareholders):
The markets for auction rate securities have continued to face widening spreads, reduced demand and, more recently, an increased number of failed auctions. A failed auction results when there are not enough bidders in the auction at rates below the maximum rate as prescribed by the terms of the security. When an auction fails, all holders receive the maximum rate and may be unable to sell their shares until the next auction, which may be for an indefinite period of time.

VedderPrice
United States Securities and Exchange Commission
February 28, 2008

     The following disclosure has been added to the “Leverage Risk” section of the prospectus (applicable to common shareholders):
The markets for auction rate securities have continued to face widening spreads, reduced demand and, more recently, an increased number of failed auctions. These conditions may result in higher leverage costs to common shareholders.
*           *           *
     If you have any questions or comments, please contact the undersigned at (312) 609-7661.

Sincerely,
/s/ Deborah Bielicke Eades
Deborah Bielicke Eades